Exhibit 99.1

DAIICHI SANKYO COMPANY, LIMITED

3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo

November 17, 2005

[Shareholder name]

[Shareholder address]

Dear shareholder,

DAIICHI SANKYO COMPANY, LIMITED was formed on September 28, 2005, as a joint holding company by Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. through a transfer of equity interests and listed shares.

I would like to inform you that the new entity’s board has decided to pay out a one-time distribution of ¥25 per share in the former Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. to holders of shares registered in the companies’ respective shareholders lists as at September 27, 2005; the one-time distribution will be paid in lieu of interim dividends.

Payment of the ¥25-per-share distribution will begin on Monday, December 12, 2005, the date from you will be eligible to file a claim for payment. You will be sent a notice of postal transfer payment (yubin furikae shiharai tsuchi-sho) or, if you have designated an account into which to receive payments, a statement of payout distribution and fractional share disposition payment (Kabushiki iten kofukin oyobi hasu shobun daikin keisansho) and request to confirm your destination account (Furikomisaki gokakunin nituite). These documents will be delivered to your address as entered in the shareholder list for the issue you held and should arrive by Friday, December 9, 2005.

Sincerely yours,

Takashi Shoda

President and Representative Director